UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

     Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

COMPANIA CERVECERIAS UNIDAS S.A.
(Exact name of Registrant as specified in its charter)
UNITED BREWERIES COMPANY, INC.
(Translation of Registrant’s name into English)

Republic of Chile
(Jurisdiction of incorporation or organization)
Vitacura 2670, 23rd floor, Santiago, Chile
(Address of principal executive offices)
 _________________________________________

Securities registered or to be registered pursuant to section 12(b) of the Act.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

CCU ANNOUNCES ORDINARY SHAREHOLDERS’ MEETING

(Santiago, Chile, March 14th, 2017) – Compañía Cervecerías Unidas S.A. (CCU) announces that its Board of Directors, during its meeting held on March 8th, 2017, agreed to summon an Ordinary Shareholders’ Meeting to be held on Wednesday April 12th, 2017, at Sala de Conferencias N°1 of GAM, Centro Gabriela Mistral, located at Avenida Libertador Bernardo O’Higgins N°227, Santiago, Chile at 12:00 o’clock Chilean time, in order to address the following matters:

1.      Account of the Chairman.

2.      Approval of the Annual Report, Balance Sheet, Financial Statements and External Auditors’ Report corresponding to the fiscal year ended on December 31st, 2016.

3.      Distribution of the profits accrued during  fiscal year 2016 and dividend payment.

4.      Dividend policy presentation and procedures to be used in the distribution of dividends.

5.      Determination of the Board of Directors member´s remuneration for fiscal year 2017.

6.      Determination of the Committee of Directors budget and remuneration for its members for fiscal year 2017.

7.      Determination of the Audit Committee budget and remuneration for its members for fiscal year 2017.

8.      Appointment of (i) External Auditors and (ii) Risk Rating Agencies, for the 2017 fiscal year.

9.      Committee of Directors´ activities during fiscal year 2016 report.

10.     Account on operations with related entities according to Title XVI of Chilean Law N° 18,046.

11.-  Review all other matters that are of corporate interest and subject to the Shareholders’ Meeting's competence, pursuant to applicable law and the corporation's by-laws:(i) Information on the expenses of the Board of Directors for fiscal year 2016 and (ii) Determination of the journal or newspaper from the registered domicile of the corporation where legal publications will be made.

Shareholders of record at midnight of April 6th, 2017 are entitled to attend the Shareholders’ Meeting.

CCU is a diversified beverage company operating principally in Chile, Argentina, Bolivia, Colombia, Paraguay and Uruguay. CCU is the largest Chilean brewer, the second-largest Chilean soft drinks producer and the largest Chilean water and nectar producer, the second-largest Argentine brewer, the second-largest Chilean wine producer and the largest pisco distributor. It also participates in the HOD, rum and confectionery industries in Chile, in the beer, water and soft drinks industries in Uruguay, and in the soft drinks, water and nectar industries and beer distribution in Paraguay and Bolivia. The Company has licensing and / or distribution agreements with Heineken Brouwerijen B.V., Anheuser-Busch Incorporated, PepsiCo Inc., Schweppes Holdings Limited, Guinness Brewing Worldwide Limited, Société des Produits Nestlé S.A., Pernod Ricard and Coors Brewing Company. For further information, visit www.ccu.cl.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Compañía Cervecerías Unidas S.A.
(United Breweries Company, Inc.)

/s/ Felipe Dubernet
Chief Financial Officer

Date: March 15, 2017